Exhibit 99.1

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2023

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by KPMG LLP, our independent auditor.  Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

/s/ “David D. Cates”	/s/ “Elizabeth Sidle”

David D. Cates	Elizabeth Sidle
President and Chief Executive Officer	Vice President Finance and Chief Financial Officer

February 29, 2024

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting.  Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2023 has been audited by KPMG LLP, our independent auditor, as stated in its report which appears herein.

Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting during the twelve months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Denison Mines Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Denison Mines Corp. (the Company), as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity and cash flow for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 29, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

© 2024 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Denison Mines Corp. February 29, 2024

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indicators of impairment for mineral properties

As discussed in Note 10 to the consolidated financial statements, the Company’s mineral properties balance as of December 31, 2023 was $180,813 thousand. As discussed in note 2G. and 3A. to the consolidated financial statements, property, plant and equipment assets are assessed at the end of each reporting period to determine if there is any indication that the asset may be impaired. Mineral property assets are assessed for impairment using the impairment indicators under IFRS 6 - Exploration for and evaluation of mineral resources up until the commercial viability and technical feasibility for the property is established. Judgment is applied in identifying whether or not an indicator exists. Both internal and external sources of information are considered when determining the presence of an impairment indicator. Judgment is required when identifying indicators of impairment which include results from exploration programs during the reporting period, a decline in the reserves and resources by property, and events or changes to the operations.

We identified the evaluation of indicators of impairment for mineral properties as a critical audit matter. Assessing the Company’s evaluation of indicators of impairment involved the application of a higher degree of auditor judgment. Specifically, judgment was required to evaluate the facts and circumstances related to the Company’s mineral properties, including assessing the Company’s changes to the operations and results from exploration programs.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment indicator assessment process, including controls related to the Company’s impairment indicator review for mineral properties. We considered changes to the operations by assessing the Company’s future plans by comparing them to the budget approved by the Board of Directors and evaluating the time period remaining for the Company’s right to explore them by inspecting governmental filings. We evaluated the results from exploration programs by comparing them to recent exploration results.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2020.

Toronto, Canada

February 29, 2024

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Tel 416-777-8500

Fax 416-777-8818

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Denison Mines Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Denison Mines Corp.’s (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income and comprehensive income, changes in equity, and cash flow for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 29, 2024 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

© 2024 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Denison Mines Corp. February 29, 2024

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto,Canada
February 29, 2024

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars (“CAD”) except for share amounts)
	At December 31	At December 31
	2023	2022
ASSETS
Current
Cash and cash equivalents (note 4)	$131,054	$50,915
Trade and other receivables (note 5)	1,913	4,143
Inventories (note 6)	3,580	2,713
Investments-equity instruments (note 7)	10,400	8,022
Prepaid expenses and other	1,594	1,367
	148,541	67,160
Non-Current
Inventories-ore in stockpiles (note 6)	2,098	2,098
Investments-equity instruments (note 7)	117	87
Investments-uranium (note 7)	276,815	162,536
Investments-convertible debentures (note 7)	15,565	-
Investments-joint venture (note 8)	17,290	19,305
Restricted cash and investments (note 9)	11,231	11,105
Property, plant and equipment (note 10)	254,946	253,505
Total assets	$726,603	$515,796

LIABILITIES
Current
Accounts payable and accrued liabilities (note 11)	$10,822	$10,299
Current portion of long-term liabilities:
Deferred revenue (note 12)	4,535	4,915
Reclamation obligations (note 13)	2,256	2,865
Other liabilities (note 15)	333	336
	17,946	18,415
Non-Current
Deferred revenue (note 12)	30,423	28,380
Reclamation obligations (note 13)	32,642	26,594
Other liabilities (note 15)	1,201	1,441
Deferred income tax liability (note 16)	2,607	4,950
Total liabilities	84,819	79,780

EQUITY
Share capital (note 17)	1,655,024	1,539,209
Contributed surplus (note 18)	69,823	70,281
Deficit	(1,084,881)	(1,175,256)
Accumulated other comprehensive income (note 19)	1,818	1,782
Total equity	641,784	436,016
Total liabilities and equity	$726,603	$515,796
Issued and outstanding common shares (note 17)	890,970,371	826,325,592

Commitments and contingencies (note 24)

Subsequent events (note 26)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors

/s/ ‘Ron F. Hochstein’	/s/ ‘Patricia M. Volker’

Ron F. Hochstein	Patricia M. Volker
Chair of the Board	Director

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in thousands of CAD dollars except for share and per share amounts)
	Year Ended December 31
	2023	2022

REVENUES (note 21)	$1,855	$8,973

EXPENSES
Operating expenses (note 20 and 21)	(3,898)	(5,352)
Exploration (note 21)	(9,564)	(8,097)
Evaluation (note 21)	(18,622)	(22,181)
General and administrative (note 21)	(13,760)	(12,538)
Other income (note 20)	136,472	55,244
	90,628	7,076
Income before net finance expense, equity accounting	92,483	16,049

Finance expense, net (note 20)	(1,062)	(2,859)
Equity share of loss of joint venture (note 8)	(4,400)	(2,887)
Income before taxes	87,021	10,303
Income tax recovery (note 16):
Deferred	2,343	2,269
Net income from continuing operations	89,364	12,572
Net income from discontinued operations , net of income taxes (note 21)	1,011	1,782
Net income for the period	$90,375	$14,354

Other comprehensive income (note 19):
Items that are or may be subsequently reclassified to income :
Foreign currency translation change	36	6
Comprehensive income for the period	$90,411	$14,360

Basic net income per share:
Continuing operations	$0.11	$0.02
Discontinued operations	$0.00	$0.00

Diluted net income per share:
Continuing operations	$0.10	$0.02
Discontinued operations	$0.00	$0.00

Weighted-average number of shares outstanding (in thousands):
Basic	848,023	818,891
Diluted	853,969	828,735

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of CAD dollars)
	Year Ended December 31
	2023	2022
Share capital (note 17)
Balance-beginning of period	$1,539,209	$1,517,029
Shares issued for cash, net of issue costs	107,884	19,601
Other shares issued, net of issue costs	193	169
Share options exercised-cash	3,534	1,459
Share options exercised-transfer from contributed surplus	1,474	550
Share units exercised-transfer from contributed surplus	2,730	401
Balance-end of period	1,655,024	1,539,209

Contributed surplus
Balance-beginning of period	70,281	67,496
Share-based compensation expense (note 18)	3,746	3,736
Share options exercised-transfer to share capital	(1,474)	(550)
Share units exercised-transfer to share capital	(2,730)	(401)
Balance-end of period	69,823	70,281

Deficit
Balance-beginning of period	(1,175,256)	(1,189,610)
Net income	90,375	14,354
Balance-end of period	(1,084,881)	(1,175,256)

Accumulated other comprehensive income (note 19)
Balance-beginning of period	1,782	1,776
Foreign currency translation	36	6
Balance-end of period	1,818	1,782

Total Equity
Balance-beginning of period	$436,016	$396,691
Balance-end of period	$641,784	$436,016

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOW

(Expressed in thousands of CAD dollars)
	Year Ended December 31
	2023	2022
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income for the period	$90,375	$14,354
Adjustments and items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	9,391	8,667
Fair value change losses (gains):
Investments-equity instruments (notes 7 and 20)	9	6,469
Investments-uranium (notes 7 and 20)	(134,180)	(29,422)
Investments-convertible debentures (notes 7 and 20)	(565)	—
Warrants on investment (notes 7 and 20)	—	(1,625)
Share purchase warrants liabilities ( note 20)	—	(20,337)
Joint venture-equity share of loss (note 8)	4,400	2,887
Recognition of deferred revenue (note 12)	(1,855)	(5,987)
Loss (gain) on property, plant and equipment disposals	(1,299)	25
Post-employment benefit payments (note 16)	(105)	(95)
Reclamation obligation income statement adjustment (note 13)	3,229	(4,126)
Reclamation obligation expenditures (note 13)	(3,118)	(1,348)
Reclamation liability deposit from joint venture partner (note 13)	99	-
Share-based compensation (note 18)	3,746	3,736
Foreign exchange gain (note 20)	(321)	(816)
Deferred income tax recovery (note 16)	(2,343)	(2,269)
Change in non-cash operating working capital items (note 20)	1,870	1,743
Net cash used in operating activities	(30,667)	(28,144)

INVESTING ACTIVITIES
(Decrease)/Increase in restricted cash and investments (note 9)	(126)	896
Purchase of investment in joint venture (note 8)	(2,385)	(800)
Purchase of investment-convertible debentures (note 7)	(15,000)	—
Additions of property, plant and equipment (note 10)	(3,234)	(6,869)
Proceeds on disposal of investment – uranium (note 7)	19,901	—
Proceeds on disposal of property, plant and equipment	125	12
Net cash used in investing activities	(719)	(6,761)

FINANCING ACTIVITIES
Issuance of debt obligations (note 15)	—	158
Repayment of debt obligations (note 15)	(218)	(209)
Proceeds from share issues, net of issue costs (note 17)	107,863	19,551
Proceeds from share options exercised (note 17)	3,534	1,459
Net cash provided by financing activities	111,179	20,959

Increase/(Decrease) in cash and cash equivalents	79,793	(13,946)
Foreign exchange effect on cash and cash equivalents	346	863
Cash and cash equivalents, beginning of period	50,915	63,998
Cash and cash equivalents, end of period	$131,054	$50,915

Supplemental cash flow disclosure (note 20)

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022

(Expressed in CAD dollars except for shares and per share amounts)

1.NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, which can include acquisition, exploration, and development of uranium bearing properties, extraction, processing and selling of, and investing in uranium.

The Company has an effective 95.0% interest in the Wheeler River Joint Venture (“WRJV”), a 69.35% interest in the Waterbury Lake Uranium Limited Partnership (“WLULP”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill is contracted to provide toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 12).

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds further indirect interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8118%) and the Christie Lake project (JCU 34.4508%). See note 8 for details.

In addition, Denison’s exploration portfolio includes further interests in properties in the Athabasca Basin region.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

References to “2023” and “2022” refer to the year ended December 31, 2023, and the year ended December 31, 2022 respectively.

2.STATEMENT OF COMPLIANCE, ACCOUNTING POLICIES AND COMPARATIVE NUMBERS

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were approved by the board of directors for issue on February 29, 2024.

Material accounting policies

These consolidated financial statements are presented in Canadian dollars (“CAD”) and all financial information is presented in CAD, unless otherwise noted.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amount of assets, liabilities, revenues and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company has considered the amendments to IAS 1: Presentation of Financial Statements, IAS 8: Accounting Policies, Changes in Account Estimates and Errors, IAS 12: Income Taxes and IFRS 17: Reporting Standard for Insurance Contracts, which are effective for annual periods beginning on or after January 1, 2023 and has concluded that these amendments have no impact on the Company’s consolidated financial statements. The material accounting policies used in the preparation of these consolidated financial statements are described below:

A.Consolidation principles

The financial statements of the Company include the accounts of DMC, its subsidiaries and its joint arrangements (see note 25).

Subsidiaries

Subsidiaries are all entities over which the DMC group of entities has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Joint arrangements

A joint arrangement is a contractual arrangement of which the DMC group of entities and another independent party have joint control. Joint arrangements are either joint operations or joint ventures. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement. The Company determines the type of joint arrangement in which it is involved by considering the structure and form of the arrangement, the terms agreed by the parties in the contractual arrangement and other facts and circumstances such as the parties’ rights and obligations arising from the arrangement.

Joint operations are contractual arrangements which involve joint control between the parties which have rights to the assets, and obligations for the liabilities, relating to the joint arrangement. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities and the revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement over which the Company shares joint control and which provides the Company with the rights to the net assets of the joint arrangement. Joint ventures are accounted for using the equity method. Under the equity method, investments in joint ventures are initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the joint venture as if the joint venture had been consolidated. The carrying value of investments in joint ventures is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in “Other comprehensive income or loss”, and for accounting changes that relate to periods subsequent to the date of acquisition.

B.Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities at the closing rate at the date of the statement of financial position, and income and expenses at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in “Other comprehensive income or loss” as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in “Other comprehensive income or loss” related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

C.Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of a financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract are discharged, cancelled or expire.

At initial recognition, the Company classifies its financial instruments in the following categories:

Financial assets and liabilities at fair value through profit or loss (“FVTPL”)

A financial asset is classified in this category if it is a derivative instrument, an equity instrument for which the Company has not made the irrevocable election to classify as fair value through Other comprehensive income (“FVTOCI”), or a debt instrument that is not held within a business model whose objective includes holding the financial assets in order to collect contractual cash flows that are solely payments of principal and interest. Derivative financial liabilities and contingent consideration liabilities related to business combinations are also classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss – within “Other income (expense)” in the period in which they arise.

Equity investments in shares and warrants, uranium investments, and convertible debentures are classified as financial assets at FVTPL.

Financial assets at amortized cost

A financial asset is classified in this category if it is a debt instrument and / or other similar asset that is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows (i.e. principal and interest). Financial assets in this category are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment. Interest income is recorded in the statement of income or loss through “Finance income”.

Cash and cash equivalents, restricted cash, and trade and other receivables are classified as financial assets at amortized cost.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Financial liabilities at amortized cost

All financial liabilities that are not recorded as FVTPL are classified in this category and are initially recognized less a discount (when material) to reduce the financial liabilities to fair value and less any directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense is recorded in the statement of income or loss through “Finance expense”.

Accounts payable and accrued liabilities, and debt obligations are classified as financial liabilities at amortized cost.

Refer to the “Fair Value of Financial Instruments” section of note 23 for the Company’s classification of its financial assets and liabilities within the fair value hierarchy.

D.Impairment of financial assets

At each reporting date, the Company assesses the expected credit losses ("ECLS") associated with its financial assets that are not carried at FVTPL. ECLS are calculated based on the difference between the contractual cash flows and the cash flows that the Company expects to receive, discounted, where applicable, based on the asset’s original effective interest rate.

For “Trade receivables”, the Company calculates ECLS based on historical credit loss experience, adjusted for forward-looking factors specific to debtors and the economic environment. In recording an impairment loss, the carrying amount of the asset is reduced by this expected credit loss (“ECL”) either directly or indirectly through the use of an allowance account.

E.Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in future uranium concentrate production, are deferred and accumulated as ore in stockpiles, in-process inventories and concentrate inventories. These amounts are carried at the lower of weighted average cost or net realizable value (“NRV”). NRV is calculated as the estimated future uranium concentrate selling price in the ordinary course of business (net of selling costs) less the estimated costs to complete production of the inventory into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the weighted average cost per ton of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at weighted average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds NRV, the materials are written down to NRV. In such circumstances, the replacement cost of the materials may be the best available measure of their NRV.

F.Investments-uranium

The Company’s uranium investments are held for long-term capital appreciation. Investments in uranium are initially recorded at cost, on the date that control of the uranium passes to the Company.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Cost includes the purchase price and any directly attributable transaction costs. Subsequent to initial recognition, investments in uranium are measured at fair value at each reporting period end. Fair value is determined based on the most recent month-end spot price for uranium published by UxC LLC (“UxC”) and converted to Canadian dollars using the foreign exchange rate at the date of the consolidated statement of financial position. Related fair value gains and losses recognized subsequent to initial recognition are recorded in the consolidated statement of income (loss) as a component of “Other income (expense)” in the period in which they arise.

G.Property, plant and equipment

Plant and equipment

Plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures incurred by the Company that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income and loss during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight-line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current estimated mine plan. When assets are retired or sold, the resulting gains or losses are reflected in the statement of income or loss as a component of “Other income (expense)”. The Company allocates the amount initially recognized in respect of an item of plant and equipment to its significant parts and depreciates separately each such part over its useful life. Residual values, methods of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other assets	3 - 5 years.

Mineral property acquisition, exploration, evaluation and development costs

Costs relating to mineral and / or exploration rights acquired through a business combination or asset acquisition are capitalized and reported as part of “Property, plant and equipment”.

Exploration and Evaluation expenditures are expensed as incurred.

Once commercial viability and technical feasibility for a project has been established, the project is classified as a “Development Stage” mineral property, an impairment test is performed on the transition, and all further development costs are capitalized to the asset.

Once a development stage mineral property goes into commercial production, the project is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable reserves and resources in the current mine plan using a unit of production basis.

Proceeds received from the sale of an interest in a property are credited against the carrying value of the property, with any difference recorded in the statement of income or loss as a gain or loss on sale within “Other income (expense)”.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Lease assets (and lease obligations)

At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

●	the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
●	the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
●	the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either (a) the Company has the right to operate the asset; or (b) the Company designed the asset in a way that predetermines how and for what purpose it will be used.

If the contract contains a lease, the Company accounts for the lease and non-lease components separately. For the lease component, a right-of-use asset and a corresponding lease liability are set-up at the date at which the leased asset is available for use by the Company. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

The lease payments associated with the lease liability are discounted using either the interest rate implicit in the lease, if available, or the Company’s incremental borrowing rate. Each lease payment is allocated between the liability and the finance cost (i.e. accretion) so as to produce a constant rate of interest on the remaining lease liability balance.

H.Impairment of non-financial assets

After application of the equity method to joint ventures, at each reporting date the Company determines whether there is objective evidence that the investment in the joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and it’s carrying value, and then recognizes the loss within “Equity share of loss” in the statement of income or loss.

Property, plant and equipment assets are assessed at the end of each reporting period to determine if there is any indication that the asset may be impaired. If any such indication exists, an estimate of the recoverable amount of the asset is made. For the purpose of measuring recoverable amounts, assets are grouped at the lowest level, or cash generating unit (“CGU”), for which there are separately identifiable cash inflows. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Mineral property assets are assessed for impairment using the impairment indicators under IFRS 6 “Exploration for and Evaluation of Mineral Resources” up until the commercial viability and technical feasibility for the property is established. From that point onwards, mineral property assets are tested for impairment using the impairment indicators of IAS 36 “Impairment of Assets”.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

I.Employee benefits

Share-based compensation

The Company uses a fair value-based method of accounting for share options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in share-based compensation expense and the contributed surplus account. When such share options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

The Company also has a share unit plan pursuant to which it may grant share units to employees – the share units are equity-settled awards. The Company determines the fair value of the awards on the date of grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period, as an increase in share-based compensation expense and the contributed surplus account. When such share units are settled for common shares, the applicable amounts of contributed surplus are credited to share capital.

J.Reclamation provisions

Reclamation provisions, which are legal and constructive obligations related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred, and a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of income or loss. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset, if one exists, and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset with any excess value being recorded in the statement of income or loss.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore, and monitor closed resource properties are charged against the related reclamation liability.

K.Current and deferred income tax

Current income tax payable is based on taxable income for the period. Taxable income differs from income as reported in the statement of income or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes are accounted for using the balance sheet liability method. Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Computed deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to the statement of income or loss (or comprehensive income or loss in some specific cases), except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

L.Flow-through common shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares, whereby the Canadian income tax deductions relating to these expenditures are claimable by the subscribers and not by the Company. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium when the shares are issued and is extinguished when the tax effect of the temporary differences, resulting from the renunciation of the tax deduction to the flow-through shareholders, is recorded - with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation to its subscribers – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

M.Revenue recognition

Revenue from pre-sold toll milling services

Revenue from the pre-sale of toll milling arrangement cash flows is recognized as the toll milling services are provided. At contract inception, the Company estimates the expected transaction price of the toll milling services being sold based on available information and calculates an average per unit transaction price that applies over the life of the contract. This unit price is used to draw-down the deferred revenue balance as the toll milling services occur. When changes occur to the expected timing, or volume of toll milling services, the per unit transaction price is adjusted to reflect the change (such review to be done annually, at a minimum), and a cumulative catch-up adjustment is made to reflect the updated rate. The amount of the upfront payment received from the toll milling pre-sale arrangements includes a significant financing component due to the longer-term nature of such agreements. As such, the Company also recognizes accretion expense on the deferred revenue balance which is recorded in the statement of income or loss through “Finance expense, net”.

Revenue from environmental services (i.e. Closed Mines group)

Environmental service contracts represent a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price is estimated at contract inception and is recognized over the life of the contract as control is transferred to the customer. Variable consideration, where applicable, is estimated at contract inception using either the expected value method or the most likely amount method. If it is highly probable that a subsequent reversal of revenue will not occur when the uncertainty has been resolved, the Company will recognize as revenue the estimated transaction price, including the estimate of the variable portion, upon transfer of control to the customer, otherwise the variable portion of the transaction price will be constrained, and will not be recognized as revenue until the uncertainty has been resolved.

N.Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net income or loss for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

O.Discontinued operations

A discontinued operation is a component of the Company that has either been disposed of, abandoned, or that is classified as held for sale and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Further, a discontinued operation must be a component of the Company that was a cash generating unit ("CGU") while being held for use. Disposal groups to be abandoned include those that are to be used to the end of their economic life and those that are to be closed rather than sold.

Net income or loss of a discontinued operation and any gain or loss on disposal are combined and presented as net income or loss from discontinued operations, net of tax, in the statement of income or loss.

At the end of August, 2023, the Company’s long-term third party Closed Mine services contract came to an end and the Company ceased providing such third party care and maintenance services (see note 21). The Company is treating the Closed Mines segment as a discontinued operation as a result of the termination of this contract and the subsequent decision to no longer provide such services.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

3.CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

A.Mineral property impairment reviews and impairment adjustments

At each reporting date, the Company assesses whether there is an indicator that its mineral properties may be impaired. Judgement is applied in identifying whether or not an indicator exists. Impairment indicators exist when facts and circumstances suggest that the carrying amount of a mineral property may exceed its recoverable amount. Both internal and external sources of information are considered when determining the presence of an impairment indicator or an indicator of reversal of a previous impairment. Judgment is required when identifying indicators of impairment which include results from exploration programs during the reporting period, a decline in the reserves and resources by property, and events or changes to the operations such as: a) unfavourable changes in the property or project economics; b) environmental restrictions on development; c) the period for which the Company has the right to explore in the specific area has expired or will expire in the next 12 months and is not expected to be renewed; and d) substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned. Judgment is also required when considering whether significant positive changes in any of these items indicate a previous impairment may have reversed.

When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

B.Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed, or a constructive or legal obligation exists. The valuation of the liability typically involves identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

4.CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022

Cash	$2,650	$1,801
Cash in MLJV and MWJV	1,036	1,263
Cash equivalents	127,368	47,851
	$131,054	$50,915

Cash equivalents consist of various investment savings account instruments and money market funds, all of which are short term in nature, highly liquid and readily convertible into cash.

5.TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022

Trade receivables	$899	$3,184
Receivables in MLJV and MWJV	623	508
Sales tax receivables	364	428
Sundry receivables	27	23
	$1,913	$4,143

6.INVENTORIES

The inventories balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022

Inventory of ore in stockpiles	$2,098	$2,098
Mine and mill supplies in MLJV	3,580	2,713
	$5,678	$4,811

Inventories-by balance sheet presentation:
Current	$3,580	$2,713
Long term-ore in stockpiles	2,098	2,098
	$5,678	$4,811

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

7.INVESTMENTS

The investments balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022

Investments:
Equity instruments
Shares	$10,390	$8,022
Warrants	127	87
Convertible Debentures	15,565	—
Physical Uranium	276,815	162,536
	$302,897	$170,645

Investments-by balance sheet presentation:
Current	$10,400	$8,022
Long-term	292,497	162,623
	$302,897	$170,645

The investments continuity summary is as follows:

	Equity	Convertible	Physical	Total
(in thousands)	Instruments	Debentures	Uranium	Investments

Balance-January 1, 2022	$14,578	$—	$133,114	$147,692
Change in fair value gain to profit and (loss) (note 20)	(6,469)	—	29,422	22,953
Balance-December 31, 2022	$8,109	$—	$162,536	$170,645
Purchase of investments	2,417	15,000	—	17,417
Sale of investments	—	—	(19,901)	(19,901)
Change in fair value gain to profit and (loss) (note 20)	(9)	565	134,180	134,736
Balance-December 31, 2023	$10,517	$15,565	$276,815	$302,897

At December 31, 2023, the Company holds equity instruments consisting of shares and warrants in publicly traded companies as well as convertible debt instruments. Non-current instruments consist of warrants in publicly traded companies exercisable for a period more than one year after the balance sheet date as well as convertible debt instruments convertible and redeemable for a period more than one year after the balance sheet date.

Investment in uranium

During the year ended December 31, 2023, the Company sold 200,000 pounds of physical uranium as uranium oxide concentrates (“U3O8”) at a weighted average price of $99.50 (US$73.38) per pound. As at December 31, 2023, the Company holds a total of 2,300,000 pounds of physical uranium as U3O8 at a cost of $84,377,000 (US$68,240,000 or US$29.67 per pound U3O8), including purchase commissions. Refer to note 26 for additional details.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Investment in convertible debentures

During the year ended December 31, 2023, the Company completed a $15,000,000 strategic investment in F3 Uranium Corp. (“F3”) in the form of unsecured convertible debentures (the “Debentures”). The Debentures carry a 9% coupon (the “Interest”), payable quarterly over a 5-year term and will be convertible at Denison’s option into common shares of F3 at a conversion price of $0.56 per share. F3 has, at its sole discretion, the right to pay up to one-third of the Interest in common shares of F3 issued at a price per common share equal to the volume weighted average share price of F3’s common shares on the TSX Venture Exchange for the 20 trading days ending on the day prior to the date on which such payment of Interest is due. F3 will also have certain redemption rights on or after the third anniversary of the date of issuance of the Debentures and/or in the event of an F3 change of control. This investment is classified as financial assets measured at fair value through profit or loss. At December 31, 2023, the fair value of the Debentures was estimated to be $15,565,000, and a gain of $565,000 was recorded in the Consolidated Statements of Income and Comprehensive Income. Refer to note 20 and note 23 for additional details.

8.INVESTMENT IN JOINT VENTURE

The investment in joint venture balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022

Investment in joint venture:
JCU	$17,290	$19,305
	$17,290	$19,305

A summary of the investment in JCU is as follows:

(in thousands)

Balance-December 31, 2022	$19,305
Investment at cost:
Equity share of loss	(4,400)
Additional investment in JCU	2,385
Balance-December 31, 2023	$17,290

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in the WRJV, a 30.099% interest in the Millennium project (Cameco Corporation 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada Inc. 66.1882%), and a 34.4508% interest in the Christie Lake project (UEC 65.5492%).

In 2023, each shareholder of JCU funded operations with an investment in JCU of $2,385,000. The investment was made by share subscription, where each shareholder acquired additional common shares in JCU in accordance with each shareholder's pro-rata ownership interest in JCU. As a result, the Company's ownership interest in JCU remained unchanged at 50%.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the consolidated financial information of JCU on a 100% basis, taking into account adjustments made by Denison for equity accounting purposes (including fair value adjustments and differences in accounting policies). Denison records its equity share of earnings (loss) in JCU one month in arrears (due to the information not yet being available), adjusted for any known material transactions that have occurred up to the period end date on which Denison is reporting.

	At December 31	At December 31
(in thousands)	2023	2022

Total current assets(1)	$525	$2,273
Total non-current assets	38,666	38,371
Total current liabilities	(381)	(1,949)
Total non-current liabilities	(4,230)	(86)
Total net assets	$34,580	$38,609

	Twelve Months Ended	Twelve Months Ended
	November 30, 2023(2)	November 30, 2022(2)

Revenue	$—	$—
Net loss	(8,799)	(5,775)
Other comprehensive income	$—	$—

Reconciliation of JCU net assets to Denison investment carrying value:
Adjusted net assets of JCU–at December 31	$38,609	$42,784
Net loss	(8,799)	(5,775)
Investment from owners	4,770	1,600
Net assets of JCU–at November 30, 2023	$34,580	$38,609
Denison ownership interest	50.00%	50.00%
Investment in JCU	$17,290	$19,305
(1)	Included in current assets are $525,000 in cash and cash equivalents (December 31, 2022 - $1,473,000).
(2)	Represents JCU net loss for the twelve months ended November 30 (recorded one month in arrears), adjusted for differences in fair value allocations and accounting policies.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

9.RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022

Cash and cash equivalents	$3,259	$3,133
Investments	7,972	7,972
	$11,231	$11,105

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,259	$3,133
Letters of credit facility pledged assets	7,972	7,972
	$11,231	$11,105

At December 31, 2023 and December 31, 2022, investments consist of guaranteed investment certificates with maturities of less than 90 days.

Elliot Lake reclamation trust fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Reclamation Agreement”) with the Governments of Canada and Ontario. The Reclamation Agreement, as further amended in February 1999, requires the Company to maintain funds in the reclamation trust fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this reclamation trust fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2023, the Company deposited an additional $864,000 into the Elliot Lake reclamation trust fund and withdrew $886,000. In 2022, the Company deposited an additional $1,199,000 into the Elliot Lake reclamation trust fund and withdrew $974,000.

Letters of credit facility pledged assets

At December 31, 2023, the Company has $7,972,000 on deposit with Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under the letters of credit facility (see notes 13 and 15).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

10.PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment (“PP&E”) continuity summary is as follows:

	Plant and Equipment		Mineral	Total
(in thousands)	Owned	Right-of-Use	Properties	PP&E
Cost:
Balance-January 1, 2022	$105,683	$953	$179,788	$286,424
Additions (note 21)	6,731	103	431	7,265
Disposals	(187)	(293)	—	(480)
Reclamation adjustment (note 13)	(4,159)	—	—	(4,159)
Balance-December 31, 2022	$108,068	$763	$180,219	$289,050

Additions (note 21)	1,398	34	1,836	3,268
Disposals	(259)	(28)	(1,242)	(1,529)
Reclamation adjustment (note 13)	3,498	—	—	3,498
Balance-December 31, 2023	$112,705	$769	$180,813	$294,287

Accumulated amortization, depreciation:
Balance-January 1, 2022	$(31,420)	$(542)	$—	$(31,962)
Amortization	(199)	—	—	(199)
Depreciation (note 20)	(3,797)	(146)	—	(3,943)
Disposals	150	293	—	443
Reclamation adjustment (note 13)	116	—	—	116
Balance-December 31, 2022	$(35,150)	$(395)	$—	$(35,545)

Amortization	(188)	—	—	(188)
Depreciation (note 20)	(3,804)	(140)	—	(3,944)
Disposals	259	27	—	286
Reclamation adjustment (note 13)	50	—	—	50
Balance-December 31, 2023	$(38,833)	$(508)	$—	$(39,341)

Carrying value:
Balance-December 31, 2022	$72,918	$368	$180,219	$253,505
Balance-December 31, 2023	$73,872	$261	$180,813	$254,946

Plant and Equipment - Owned

The Company has a 22.5% interest in the McClean Lake mill through its ownership interest in the MLJV. The carrying value of the mill, comprised of various infrastructure, building and machinery assets, represents $55,036,000, or 74.5%, of the December 2023 total carrying value amount of owned Plant and Equipment assets.

The additions to PP&E in 2023 primarily relate to interests in mineral properties acquired in the period and renovations to the Company’s office building in Saskatoon.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A toll milling agreement amongst the participants of the MLJV and the CLJV provides for the processing of certain output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. Denison has an agreement with Ecora Resources PLC (“Ecora”) (formerly named Anglo Pacific Group PLC “APG”) with respect to certain of the toll milling fees it receives from this toll milling agreement – see note 12. In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets includes Denison’s expected share of mill feed related to MLJV ores, MWJV ores and the CLJV toll milling contract. Milling activities in 2023 and 2022 at the McClean Lake mill were dedicated exclusively to processing and packaging ore from the Cigar Lake mine.

Plant and Equipment – Right-of-Use

The Company has included the cost of various right-of-use (“ROU”) assets within its plant and equipment ROU carrying value amount. These assets consist of building, vehicle and office equipment leases. The majority of the asset value is attributable to the building lease assets for the Company’s office in Toronto and warehousing space in Saskatoon.

Mineral Properties

The Company has various interests in development, evaluation and exploration projects located in Saskatchewan, Canada, which are either held directly or through option or various contractual agreements. The following projects, all located in Saskatchewan, represent $164,575,000, or 91.0%, of the carrying value amount of mineral property assets as at December 31, 2023:

a)	Wheeler River – the Company has a 90.0% direct interest in the project, and an additional 5.0% indirect interest through its investment in JCU (includes the Phoenix and Gryphon deposits);
b)	Waterbury Lake – the Company has a 69.35% interest in the project (includes the THT and Huskie deposits) and also has a 2.0% net smelter return royalty on the portion of the project it does not own;
c)	Midwest – the Company has a 25.17% interest in the project (includes the Midwest Main and Midwest A deposits);
d)	Mann Lake – the Company has a 30.0% interest in the project;
e)	Wolly – the Company has a 20.77% interest in the project;
f)	Johnston Lake – the Company has a 100% interest in the project; and
g)	McClean Lake – the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits).

South Dufferin

In 2023, the Company entered into and completed an agreement to sell its 100% interest in the South Dufferin property to Skyharbour Resources Ltd (“Skyharbour”) in exchange for $125,000 in cash, 6,000,000 Skyharbour common shares, and 1,000,000 Skyharbour warrants with an exercise price of $0.60 and a 24 month term, for total consideration of $2,541,000 and a gain on sale of $1,299,000.

Waterbury Lake

In 2023, the Company increased its interest in the Waterbury Lake property from 67.41% to 69.35% pursuant to the dilution provisions in the agreements governing the project (see note 22).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

11.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022
Trade payables	$5,037	$5,434
Payables in MLJV and MWJV	4,843	4,036
Other payables	942	829
	$10,822	$10,299

12.DEFERRED REVENUE

The deferred revenue balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022
Deferred revenue-pre-sold toll milling:
CLJV Toll Milling-Ecora	$34,958	$33,295
	$34,958	$33,295
Deferred revenue-by balance sheet presentation:
Current	$4,535	$4,915
Non-current	30,423	28,380
	$34,958	$33,295

The deferred revenue liability continuity summary is as follows:

(in thousands)	2023	2022

Balance-January 1	$33,295	$36,508
Revenue recognized during the period (note 21)	(1,855)	(5,987)
Accretion (note 20)	3,518	2,774
Balance-December 31	$34,958	$33,295

Arrangement with Ecora Resources PLC (“Ecora”)

In February 2017, Denison closed an arrangement with Ecora, formerly named Anglo Pacific Group PLC. Denison received an upfront payment of $43,500,000 in exchange for its right to receive specified future toll milling cash receipts from the MLJV earned by the Company related to the processing of specified Cigar Lake ore through the McClean Lake mill under the current toll milling agreement with the CLJV from July 1, 2016 onwards (the “Ecora Arrangement”). The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison discounted at a rate of 8.50%.

At closing, the Company made payments to Ecora of $3,520,000, representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, and reflected those amounts as a reduction of the initial upfront amount received, thereby reducing the initial deferred revenue balance to $39,980,000 at the closing date.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

In 2023, the Company recognized $1,855,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 15,097,000 pounds U3O8 (100% basis). The drawdown in 2023 includes a cumulative decrease in revenue for prior periods of $1,948,000 resulting from changes in estimates to the toll milling drawdown rate during 2023.

In 2022, the Company recognized $5,987,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 18,010,000 pounds U3O8 (100% basis). The drawdown in 2022 includes a cumulative increase in revenue for prior periods of $1,070,000 resulting from changes in estimates to the toll milling drawdown rate during 2022.

The current portion of the deferred revenue liability reflects Denison’s estimate of Cigar Lake toll milling over the next 12 months. This assumption is based on current mill packaged production expectations and is reassessed on a quarterly basis.

13.RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022

Reclamation obligations-by item:
Elliot Lake	$19,796	$16,634
MLJV and MWJV	12,215	10,069
Wheeler River and other	2,887	2,756
	$34,898	$29,459

Reclamation obligations-by balance sheet presentation:
Current	$2,256	$2,865
Non-current	32,642	26,594
	$34,898	$29,459

The reclamation obligations continuity summary is as follows:

(in thousands)	2023	2022

Balance-January 1	$29,459	$37,532
Reclamation liability deposit from joint venture partner	99	—
Accretion (note 20)	1,681	1,444
Expenditures incurred	(3,118)	(1,348)
Liability adjustments-balance sheet (note 10)	3,548	(4,043)
Liability adjustment-income statement (note 21)	3,229	(4,126)
Balance-December 31	$34,898	$29,459

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission (“CNSC”). The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost, based on assumptions as to what levels of treatment will be required in the future, discounted at 5.45% per annum (December 31, 2022 – 5.71%). As at December 31, 2023, the undiscounted amount of estimated future reclamation costs, in current year dollars, is

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

$45,283,000 (December 31, 2022 - $40,166,000). The reclamation costs are expected to be incurred between 2024 and 2083. Revisions to the reclamation liability for Elliot Lake are recognized in the income statement as the site is closed and there is no asset recognized for this site.

Spending on restoration activities at the Elliot Lake site is funded by the Elliot Lake Reclamation Trust fund (see note 9).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The MLJV and MWJV operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of the expected future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company's best estimate of the present value of future reclamation costs discounted at 5.45% per annum (December 31, 2022 – 5.71%). As at December 31, 2023, the Company’s estimate of the undiscounted amount of future reclamation costs, in current year dollars, is $24,333,000 (December 31, 2022 - $23,601,000). The majority of the reclamation costs are expected to be incurred between 2038 and 2056. Revisions to the reclamation liabilities for the MLJV and MWJV are recognized on the balance sheet as adjustments to the assets associated with the sites.

Under the Saskatchewan Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. Accordingly, as at December 31, 2023, the Company has provided irrevocable standby letters of credit from a chartered bank in favour of the Saskatchewan Ministry of Environment, totalling $22,972,000, which relate to the most recently filed reclamation plan dated November 2021.

Refer to note 15 for details regarding further amendment to the letters of credit facility that occurred in December 2023.

Site Restoration: Wheeler River and other

The Company’s exploration and evaluation activities, including those related to Wheeler River, are subject to environmental regulations as set out by the government of Saskatchewan. Cost estimates of the estimated future decommissioning and reclamation activities are recognized when the liability is incurred. The accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 5.45% per annum (December 31, 2022 - 5.71%). As at December 31, 2023, the undiscounted amount of estimated future reclamation costs, in current year dollars, is estimated at $3,260,000 (December 31, 2022 - $3,601,000). Revisions to the reclamation liabilities for exploration and evaluation activities are recognized on the balance sheet as adjustments to the net reclamation assets associated with the respective properties.

As at December 31, 2023, the Company has provided irrevocable standby letters of credit from a chartered bank in favour of the Saskatchewan Ministry of Environment, totalling $992,000, which relate to the most recently filed reclamation plan for the Phoenix FFT site, dated December 2022. In 2023, the Company received a deposit of $99,000 from its joint venture partner to cover its share of the required letters of credit.

14.SHARE PURCHASE WARRANTS

In connection with the public offerings of units in February 2021 and March 2021, the Company issued 15,796,975 and 39,215,000 share purchase warrants to unit holders, respectively. The February 2021 warrants entitled the holder to acquire one common share of the Company at an exercise price of US$2.00 for 24 months after issuance (expired February 2023). The March 2021 warrants entitled the holder to acquire one common share of the Company at an exercise price of US$2.25 for 24 months after issuance (expired March 2023).

Since these warrants were exercisable in USD, which differs from the Company’s CAD functional currency, they were classified as derivative liabilities and were required to be carried as liabilities at Fair Value Though Profit or Loss. When the fair value of the warrants was revalued at each reporting period, the change in the liability was recorded through net

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

profit or loss in “Other income (expense)”. At December 31, 2022, the fair value of the share purchase warrants were estimated to be $nil.

	Number of	Warrant
(in thousands except warrant amounts)	Warrants	Liability

Balance-December 31, 2022	55,006,475	$—
Expiry of share purchase warrants	(55,006,475)	—
Balance-December 31, 2023	—	$—

15.OTHER LIABILITIES

The other liabilities balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022

Other liabilities:
Post-employment benefits	$1,117	$1,201
Lease obligations	287	396
Loan obligations	130	180
	$1,534	$1,777

Other liabilities-by balance sheet presentation:
Current	$333	$336
Non-current	1,201	1,441
	$1,534	$1,777

Post-employment Benefits

The Company provides post-employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post-employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies. No post-employment benefits are provided to employees outside the employee group referenced above. The post-employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2020. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the most recent valuation are listed below:

●	Discount rate of 1.75%;
●	Medical cost increase trend rate of 4.09% in 2020, grading up to 5.30% per year by 2026, staying flat at 5.30% per year from 2026 to 2030 and then grading down to 4.05% per year from 2031 through to 2041; and
●	Dental cost increase trend rate of 4.50% in 2020, grading up to 5.30% per year by 2026, staying flat at 5.30% per year from 2026 to 2030 and then grading down to 4.05% per year from 2031 through to 2041.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The post-employment benefits balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022
Accrued benefit obligation	$1,117	$1,201
	$1,117	$1,201

Post-employment benefits-by balance sheet presentation:
Current	$120	$120
Non-current	997	1,081
	$1,117	$1,201

The post-employment benefits continuity summary is as follows:

(in thousands)	2023	2022

Balance-January 1	$1,201	$1,274
Accretion (note 20)	21	22
Benefits paid	(105)	(95)
Balance-December 31	$1,117	$1,201

Debt Obligations

At December 31, 2023, the Company’s debt obligations are comprised of lease and loan liabilities. The debt obligations continuity summary is as follows:

	Lease	Loan	Total Debt
(in thousands)	Liabilities	Liabilities	Obligations

Balance-January 1, 2022	$452	$56	$508
Accretion (note 20)	32	—	32
Additions (note 10)	87	158	245
Repayments	(175)	(34)	(209)
Balance-December 31, 2022	$396	$180	$576

Accretion (note 20)	27	—	27
Additions	33	—	33
Repayments	(168)	(50)	(218)
Liability adjustment gain	(1)	—	(1)
Balance-December 31, 2023	$287	$130	$417

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Debt Obligations – Scheduled Maturities

The following table outlines the Company’s scheduled maturities of its debt obligations at December 31, 2023:

	Lease	Loan	Total Debt
(in thousands)	Liabilities	Liabilities	Obligations

Maturity analysis-contractual undiscounted cash flows:
Next 12 months	$161	52	$213
One to five years	150	83	233
More than five years	—	—	—
Total obligation-end of period-undiscounted	311	135	446
Present value discount adjustment	(24)	(5)	(29)
Total obligation-end of period-discounted	$287	130	$417

Letters of Credit Facility

In December 2023, the Company entered into an agreement with BNS to amend the terms of the Company’s  Credit Facility to extend the maturity date to January 31, 2025 (the “Credit Facility”). All other terms of the Credit Facility (amount of credit facility, tangible net worth covenant, investment amounts, pledged assets and security for the facility) remain unchanged by the amendment and the Credit Facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the $7,972,000 covered by pledged cash collateral) and 0.75% respectively. During the year ended December 31, 2023, the Company incurred letter of credit fees of $417,000 (December 31, 2022 - $383,000).

At December 31, 2023, the Company is in compliance with its facility covenants and has access to letters of credit of up to $23,964,000 (December 31, 2022 - $23,964,000). The facility is fully utilized as collateral for non-financial letters of credit issued in support of reclamation obligations for the MLJV, MWJV and Wheeler River (see note 13).

16.INCOME TAXES

The income tax recovery balance from continuing operations consists of:

(in thousands)	2023	2022

Deferred income tax:
Origination of temporary differences	$2,578	$149
Tax benefit-previously unrecognized tax assets	—	2,128
Prior year under provision	(235)	(8)
	2,343	2,269
Income tax recovery	$2,343	$2,269

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2023	2022

Income before taxes – continuing operations	$87,021	$10,303
Combined Canadian tax rate	26.50%	26.50%
Income tax expense at combined rate	(23,061)	(2,730)

Difference in tax rates	(6,536)	(3,394)
Non-deductible amounts	(5,042)	(3,018)
Non-taxable amounts	33,314	17,334
Change in deferred tax assets not recognized (1)	3,925	(5,729)
Change in tax rates, legislation	(80)	(151)
Prior year under provision	(235)	(8)
Other	58	(35)
Income tax recovery	$2,343	$2,269
(1)	The Company has recognized certain previously unrecognized Canadian tax assets in 2022 as a result of the renunciation of certain tax benefits to subscribers pursuant to the Company's flow-through share issuances of $8,000,000 in December 2022.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

	At December 31	At December 31
(in thousands)	2023	2022

Deferred income tax assets:
Property, plant and equipment, net	$387	$387
Post-employment benefits	295	314
Reclamation obligations	11,699	8,990
Non-capital tax loss carry forwards	18,489	20,070
Capital loss carry forward	25,088	9,483
Other	9,348	8,077
Deferred income tax assets-gross	65,306	47,321
Set-off against deferred income tax liabilities	(65,306)	(47,321)
Deferred income tax assets-per balance sheet	$—	$—

Deferred income tax liabilities:
Inventory	$(852)	$(759)
Property, plant and equipment, net	(40,707)	(40,757)
Investments-equity instruments and uranium	(25,088)	(9,483)
Other	(1,266)	(1,272)
Deferred income tax liabilities-gross	(67,913)	(52,271)
Set-off of deferred income tax assets	65,306	47,321
Deferred income tax liabilities-per balance sheet	$(2,607)	$(4,950)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The deferred income tax liability continuity summary is as follows:

(in thousands)	2023	2022

Balance-January 1	$(4,950)	$(7,219)
Recognized in income	2,343	2,269
Recognized in other liabilities (flow-through shares)	—	—
Recognized in other comprehensive income	—	—
Balance-December 31	$(2,607)	$(4,950)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	At December 31	At December 31
(in thousands)	2023	2022

Deferred income tax assets not recognized
Property, plant and equipment	$6,985	$5,372
Tax losses-capital	38,445	55,704
Tax losses-operating	69,919	57,580
Tax credits	1,126	1,126
Other deductible temporary differences	2,881	2,653
Deferred income tax assets not recognized	$119,356	$122,435

The expiry dates of the Company’s Canadian operating tax losses and tax credits are as follows:

	Expiry	At December 31	At December 31
(in thousands)	Date	2023	2022

Tax losses-gross	2025-2043	$324,965	$287,754

Tax benefit at tax rate of 26% - 27%		88,408	77,650
Set-off against deferred tax liabilities		(18,489)	(20,070)
Total tax loss assets not recognized		$69,919	$57,580

Tax credits	2025-2035	1,126	1,126
Total tax credit assets not recognized		$1,126	$1,126

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

17.SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares	Share Capital

Balance-January 1, 2022	812,429,995	$1,517,029
Issued for cash:
Shares issued proceeds-total	11,042,862	20,200
Less: share issue costs	—	(599)
Other share issue proceeds-total	128,052	219
Less: other share issue costs	—	(50)
Share option exercises	2,169,681	1,459
Share option exercises-transfer from contributed surplus	—	550
Share unit exercises-transfer from contributed surplus	555,002	401
	13,895,597	22,180
Balance-December 31, 2022	826,325,592	$1,539,209

Issued for cash:
Shares issued proceeds-total	56,786,160	112,969
Less: share issue costs	—	(5,085)
Other share issue proceeds-total	153,237	213
Less: other share issue costs	—	(20)
Share option exercises	4,559,047	3,534
Share option exercises-transfer from contributed surplus	—	1,474
Share unit exercises-transfer from contributed surplus	3,146,335	2,730
	64,644,779	115,815
Balance-December 31, 2023	890,970,371	$1,655,024

Unit and Other Share Issues

On September 16, 2021, the Company filed a short form base shelf prospectus with the securities’ regulatory authorities in each of the provinces and territories in Canada and a registration statement on Form F-10 in the United States (“2021 Shelf Prospectus”) to qualify the issuance of securities up to an aggregate offering amount of $250,000,000 during the 25-month period ended October 16, 2023.

On September 28, 2021, Denison entered into an equity distribution agreement providing for an At-the-Market (“ATM”) equity offering program qualified by a prospectus supplement to the 2021 Shelf Prospectus (“2021 ATM Program"). The 2021 ATM Program allowed Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$50,000,000. The 2021 ATM Program was terminated on October 11, 2023.

During the year ended December 31, 2023, the Company issued 19,786,160 shares under the 2021 ATM Program. The common shares were issued at an average price of $1.91 per share for aggregate gross proceeds of $37,887,000. The Company also recognized issue costs of $845,000 related to these ATM share issuances, which include $757,000 of commissions and $88,000 associated with the maintenance of the 2021 Shelf Prospectus and 2021 ATM Program.

During the year ended December 31, 2022, the Company issued 11,042,862 shares under the 2021 ATM Program. The common shares were issued at an average price of $1.83 per share for aggregate gross proceeds of $20,200,000. The Company also recognized issue costs of $599,000 related to these ATM share issuances, which includes $404,000 of commissions and $195,000 associated with the maintenance of the 2021 Shelf Prospectus and 2021 ATM Program.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

In total, as at December 31, 2023, the Company issued 34,669,322 shares under the 2021 ATM Program for aggregate gross proceeds of $66,062,000. The common shares were issued at an average price of $1.91. The Company also recognized total issue costs of $2,192,000 related to its ATM share issuances which includes $1,321,000 of commissions and $871,000 associated with the set-up and maintenance of the 2021 Shelf Prospectus and 2021 ATM Program.

On October 16, 2023, the Company completed a bought deal public offering by way of a prospectus supplement to the 2021 Shelf Prospectus of 37,000,000 common shares of the Company at US$1.49 per share for gross proceeds of $75,082,000 (US$55,130,000). The Company also recognized issue costs of $4,240,000 related to this bought deal public offering share issuance.

Flow-Through Share Issues

During the year ended December 31, 2022, the Company financed a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2022, the Company had satisfied its obligation to spend $8,000,000 on eligible exploration expenditures by the end of fiscal 2022 due to the issuance of flow-through shares in March 2021. The Company renounced the income tax benefits of this issue in February 2022, with an effective date of renunciation to its subscribers of December 31, 2021.

18.SHARE-BASED COMPENSATION

The Company’s share-based compensation arrangements include share options, restricted share units (“RSUs”) and performance share units (“PSUs”).

Share-based compensation is recorded over the vesting period, and a summary of share-based compensation expense recognized in the statement of income (loss) is as follows:

(in thousands)	2023	2022

Share based compensation expense for:
Share options	$(1,324)	$(1,416)
RSUs	(2,336)	(2,076)
PSUs	(86)	(244)
Share based compensation expense	$(3,746)	$(3,736)

An additional $2,068,000 in share-based compensation expense remains to be recognized, up until December 2026, on outstanding share options and share units at December 31, 2023.

Share Options

The Company’s Share Option Plan provides for the granting of share options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As of December 31, 2023, an aggregate of 28,725,593 options (December 31, 2022 - 27,485,093) have been granted (less cancellations) since the  Share Option Plan’s inception in 1997.

Under the Share Option Plan, all share options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any share option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. Typically, share options granted under the Share Option Plan have five-year terms and vesting period of two or three years. Share options issued during the twelve months ended December 31, 2023 and December 31, 2022 had vesting periods of three years.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A continuity summary of the share options granted under the Company’s Share Option Plan is presented below:

	2023		2022
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price per	Number of	Price per
	Common	Share	Common	Share
	Shares	(CAD)	Shares	(CAD)
Share options outstanding-January 1	8,539,214	$1.09	9,449,895	$0.86
Grants	1,881,000	1.54	1,687,000	1.82
Exercises (1)	(4,559,047)	0.78	(2,169,681)	0.67
Expiries	(24,000)	0.60	(26,000)	0.85
Forfeitures	(616,500)	1.37	(402,000)	1.14
Share options outstanding-December 31	5,220,667	$1.49	8,539,214	$1.09
Share options exercisable-December 31	2,757,669	$1.35	5,178,714	$0.78
(1)	The weighted average share price at the date of exercise was $2.05 (December 31, 2022 - $1.75).

A summary of the Company’s share options outstanding at December 31, 2023 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Share options outstanding
$0.25 to $0.49	1.19	86,000	$0.46
$0.50 to $0.74	1.13	75,500	0.65
$0.75 to $0.99	—	—	—
$1.00 to $1.49	3.05	3,616,167	1.37
$1.50 to $1.99	3.22	1,270,000	1.83
$2.00 to $2.49	4.07	173,000	2.26
Share options outstanding-December 31, 2023	3.06	5,220,667	$1.49

Share options outstanding at December 31, 2023 expire between March 2024 and December 2028.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of share options granted:

	2023		2022

Risk-free interest rate	3.68% - 4.70%		1.44% - 4.07%
Expected stock price volatility	65.75% - 73.41%		73.8% - 76.78%
Expected life	3.41 years to 3.43	years	3.37 years to 3.42	years
Expected dividend yield	—		—
Fair value per options granted	0.79 to 1.14		0.82 to 1.10

The fair values of share options with vesting provisions are amortized on a graded method basis as share-based compensation expense over the applicable vesting periods.

Share Units

The Company has a share unit plan which provides for the granting of share unit awards to directors, officers, employees and consultants of the Company, in the form of RSUs or PSUs. The maximum number of share units that are issuable under the share unit plan is 15,000,000. Each share unit represents the right to receive one common share from treasury, subject to the satisfaction of various time and / or performance conditions.

Under the plan, all share unit grants, vesting periods and performance conditions therein are approved by the Company’s board of directors. RSUs granted under the plan in 2023, to date, vest ratably over a period of three years. PSUs granted under the plan in 2023, vest over one year based upon the achievement of certain non-market performance vesting conditions. PSUs granted in 2018 vest ratably over a period of five years, PSUs granted in 2019 vest ratably over a period of four years and PSUs granted in 2020 vest ratably over a period of three years.

A continuity summary of the RSUs of the Company granted under the share unit plan for 2023 and 2022 is presented below:

	2023		2022
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per RSU	Common	Per RSU
	Shares	(CAD)	Shares	(CAD)

RSUs outstanding-January 1	6,416,089	$1.04	5,801,841	$0.80
Grants	1,507,000	1.52	1,251,000	2.08
Exercises (1)	(2,157,835)	0.93	(435,002)	0.82
Forfeitures	(184,335)	1.65	(201,750)	1.04
RSUs outstanding-December 31	5,580,919	$1.20	6,416,089	$1.04
RSUs vested-December 31	3,189,921	$0.85	3,307,840	$0.67
(1)	The weighted average share price at the date of exercise was $1.94 (December 31, 2022 - $1.79).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

A continuity summary of the PSUs of the Company granted under the share unit plan for 2023 and 2022 is presented below:

	2023		2022
		Weighted		Weighted
		Average		Average
	Number of	Fair Value	Number of	Fair Value
	Common	Per PSU	Common	Per PSU
	Shares	(CAD)	Shares	(CAD)

PSUs outstanding-January 1	1,470,000	$0.77	1,530,000	$0.62
Grants	—	—	120,000	2.08
Exercises (1)	(988,500)	0.74	(120,000)	0.38
Forfeitures	—	—	(60,000)	0.38
PSUs outstanding-December 31	481,500	$0.83	1,470,000	$0.77
PSUs vested-December 31	481,500	$0.83	1,080,000	$0.65
(1)	The weighted average share price at the date of exercise was $2.07 (December 31, 2022 - $1.58).

The fair value of each RSU and PSU granted is estimated on the date of grant using the Company’s closing share price on the day before the grant date.

19.ACCUMULATED OTHER COMPREHENSIVE INCOME

The accumulated other comprehensive income balance consists of:

	At December 31	At December 31
(in thousands)	2023	2022

Cumulative foreign currency translation	$456	$420
Experience gains-post employment liability
Gross	1,847	1,847
Tax effect	(485)	(485)
	$1,818	$1,782

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

20.SUPPLEMENTAL FINANCIAL INFORMATION

The components of Operating expenses for continuing operations are as follows:

(in thousands)	2023	2022

Cost of goods and services sold:
Cost of goods sold-mineral concentrates	$—	$(444)
Operating overheads:
Mining, other development expense	(261)	(660)
Milling, conversion expense	(2,463)	(3,104)
Less absorption:
- Mineral properties	—	68
- Milling	—	—
Other costs	(986)	(749)
Cost of goods and services sold	(3,710)	(4,889)
Reclamation asset amortization	(188)	(199)
Selling expenses	—	(48)
Sales royalties and non-income taxes	—	(216)
Operating expenses – continuing operations	$(3,898)	$(5,352)

The components of Other income for continuing operations are as follows:

(in thousands)	2023	2022

Gains (losses) on:
Foreign exchange	$321	$816
Disposal of property, plant and equipment	1,299	(25)
Fair value changes:
Investments-equity instruments (note 7)	(9)	(6,469)
Investments-uranium (note 7)	134,180	29,422
Investments-convertible debentures (note 7)	565	—
Warrants on investment (note 7)	—	1,625
Share purchase warrant liabilities (note 14)	—	20,337
Reclamation obligation adjustments (note 13)	(3,229)	4,126
Gain on recognition of proceeds–UI Repayment Agreement	4,097	6,142
Uranium investment carrying charges	(409)	(374)
Other	(343)	(356)
Other income – continuing operations	$136,472	$55,244

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The components of Finance expense for continuing operations are as follows:

(in thousands)	2023	2022

Interest income	$4,189	$1,419
Interest expense	(4)	(6)
Accretion expense
Deferred revenue (note 12)	(3,518)	(2,774)
Post-employment benefits (note 15)	(21)	(22)
Reclamation obligations (note 13)	(1,681)	(1,444)
Debt obligations (note 15)	(27)	(32)
Finance expense – continuing operations	$(1,062)	$(2,859)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

(in thousands)	2023	2022

Continuing operations:
Operating expenses:
Mining, other development expense	$(1)	$(2)
Milling, conversion expense	(2,455)	(3,076)
Evaluation	(583)	(270)
Exploration	(540)	(266)
General and administrative	(154)	(144)
Decommissioning	(211)	(185)
Depreciation expense-gross	$(3,944)	$(3,943)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

(in thousands)	2023	2022

Salaries and short-term employee benefits	$(13,021)	$(12,416)
Share-based compensation (note 18)	(3,746)	(3,736)
Termination benefits	(944)	(2)
Employee benefits expense	$(17,711)	$(16,154)

A summary of lease related amounts recognized in the statement of income (loss) is as follows:

(in thousands)	2023	2022

Accretion expense on lease liabilities	$(27)	$(32)
Expenses relating to short-term leases	(5,753)	(6,095)
Expenses relating to non-short term low-value leases	—	(1)
Lease related expense-gross	$(5,780)	$(6,128)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The change in non-cash operating working capital items in the consolidated statements of cash flows is as follows:

(in thousands)	2023	2022

Change in non-cash working capital items:
Trade and other receivables	$2,230	$(512)
Inventories	(866)	741
Prepaid expenses and other assets	(253)	129
Accounts payable and accrued liabilities	759	1,385
Change in non-cash working capital items	$1,870	$1,743

The supplemental cash flow disclosure required for the consolidated statements of cash flows is as follows:

(in thousands)	2023	2022

Supplemental cash flow disclosure:
Interest paid	$(4)	$(6)
Income taxes paid	—	—

21.SEGMENTED INFORMATION

Business Segments

The Company operates in two primary segments – the Mining segment and the Corporate and Other segment. The Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling), sale of mineral concentrates and results of the Company’s mine decommissioning. The Corporate and Other segment includes general corporate expenses not allocated to the other segments.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2023, reportable segment results were as follows:

			Total
		Corporate	Continuing
(in thousands)	Mining	and Other	Operations

Statement of Operations:
Revenues	$1,855	—	1,855

Expenses:
Operating expenses	$(3,898)	—	(3,898)
Exploration	(9,564)	—	(9,564)
Evaluation	(18,622)	—	(18,622)
General and administrative	(19)	(13,741)	(13,760)
	(32,103)	(13,741)	(45,844)
Segment income (loss)	$(30,248)	(13,741)	(43,989)

Revenues-supplemental:
Toll milling services-deferred revenue (note 12)	1,855	—	1,855
	$1,855	—	1,855

Capital additions:
Property, plant and equipment (note 10)	$2,165	1,103	3,268

Long-lived assets:
Plant and equipment
Cost	$106,914	6,559	113,473
Accumulated depreciation	(38,178)	(1,162)	(39,340)
Mineral properties	180,813	—	180,813
	$249,549	5,397	254,946

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2022, reportable segment results were as follows:

			Total
		Corporate	Continuing
(in thousands)	Mining	and Other	Operations

Statement of Operations:
Revenues	$8,973	—	8,973

Expenses:
Operating expenses	$(5,352)	—	(5,352)
Evaluation	(8,097)	—	(8,097)
Exploration	(22,181)	—	(22,181)
General and administrative	(22)	(12,516)	(12,538)
	(35,652)	(12,516)	(48,168)
Segment income (loss)	$(26,679)	(12,516)	(39,195)

Revenues-supplemental:
Toll milling services-deferred revenue (note 12)	$5,987	—	5,987
Uranium concentrate sales	2,986	—	2,986
	$8,973	—	8,973

Capital additions:
Property, plant and equipment (note 10)	$2,634	4,631	7,265

Long-lived assets:
Plant and equipment
Cost	$103,338	5,493	108,831
Accumulated depreciation	(34,803)	(742)	(35,545)
Mineral properties	180,219	—	180,219
	$248,754	4,751	253,505

Discontinued Operations

At the end of August, 2023, the Company’s long-term third party closed mines services contract came to an end. Following the termination of this contract and during the fourth quarter, the Company determined that it would cease providing such third party care and maintenance services for closed mines and reorganized the business accordingly.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company’s post-closure mine care and maintenance services were previously reported in a Closed Mines services segment which now constitutes a discontinued operation. The consolidated statement of income (loss) for the discontinued operation for 2023 and 2022 is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2023	2022

Revenue	$6,582	$7,972

Expenses	 	
Operating expenses	(5,715)	(6,273)

Other income
Finance fees	144	83

Income from discontinued operations, net of taxes	$1,011	$1,782

Cash flows for the Closed Mines discontinued operation for 2023 and 2022 is as follows:

	Year Ended
	December 31	December 31
(in thousands)	2023	2022

Cash inflow:
Net cash from operating activities	$3,274	$1,909
Net cash flows for the year	$3,274	$1,909

Revenue Concentration

Until September 2023, the Company’s business was such that, at any given time, it sold its environmental and other services to a relatively small number of customers. During 2023, one customer from the discontinued operations (Closed Mines Services) segment and one customer from the Mining segment accounted for approximately 100% of total revenues consisting of 78%, and 22% respectively. During 2022, one customer from the discontinued operations segment and two customers from the Mining segment accounted for approximately 100% of total revenues consisting of 47%, and 53% respectively.

Revenue Commitments

The Company is contracted to pay onward to Ecora all toll milling cash proceeds received from the MLJV related to the processing of specified Cigar Lake ore through the McClean Lake mill (see note 12). The timing and amount of such future toll milling cash proceeds are outside the control of the Company.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

22.RELATED PARTY TRANSACTIONS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

In connection with KEPCO’s indirect investment in Denison in June 2009, KEPCO and Denison became parties to a strategic relationship agreement. With KEPCO’s indirect ownership of Denison’s shares transferred from an affiliate of KEPCO to KHNP Canada Energy Ltd. (“KHNP Canada”), an affiliate of KEPCO’s wholly-owned subsidiary, KHNP, Denison and KHNP Canada entered into an amended and restated strategic relationship agreement (“KHNP SRA”) in September 2017. The KHNP SRA provides KHNP Canada, amongst other matters, the rights to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

KHNP Canada is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and the WLULP, entities whose key asset is the Waterbury Lake property. At December 31, 2023, WLUC is owned by Denison Waterbury Corp (60%) and KWULP (40%) while the WLULP is owned by Denison Waterbury Corp (69.35% - limited partner), KWULP (30.63% - limited partner) and WLUC (0.02% - general partner). When a spending program is approved, each participant is required to fund these entities based upon its respective ownership interest or be diluted accordingly. Spending program approval requires 75% of the limited partners’ voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (“Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate $10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate $20,000,000 until December 31, 2023.

In 2022, Denison funded 100% of the approved fiscal 2022 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 66.90% to 67.41%, in two steps, which was accounted for using effective dates of May 31, 2023 and November 30, 2022. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $363,000.

In 2023, Denison funded 100% of the approved fiscal 2023 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 67.41% to 69.35%, which was accounted for using an effective date of October 31, 2023. The increased ownership interest resulted in Denison recording its increased pro-rata share of the assets and liabilities of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $1,456,000.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following compensation was awarded to key management personnel:

(in thousands)	2023	2022

Salaries and short-term employee benefits	$(3,302)	$(3,251)
Share-based compensation	(2,865)	(3,083)
Key management personnel compensation	$(6,167)	$(6,334)

23.CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes equity, cash, cash equivalents, investments in debt instruments, investments in equity instruments and the current portion of debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities.

Long-term planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various business units based on a system of internal controls that require review and approval of significant expenditures by the Company’s key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of the Board of Directors.

The Company monitors and reviews the composition of its net cash and investment position on an ongoing basis and adjusts its holdings as necessary to achieve the desired level of risk and/or to accommodate operating plans for the current and future periods.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The Company’s net cash and investment position is summarized below:

	At December 31	At December 31
(in thousands)	2023	2022

Net cash and investments:
Cash and cash equivalents (note 4)	$131,054	$50,915
Equity instrument investments (note 7)	10,517	8,109
Investments-uranium (note 7)	276,815	162,536
Investments-convertible debentures (note 7)	15,565	—
Debt obligations-current (note 15)	(213)	(216)
Net cash and investments	$433,738	$221,344

At December 31, 2023, total equity was $641,784,000 (December 31, 2022 - $436,016,000).

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk, commodity price risk, and equity price risk.

(a)Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, restricted cash and investments, and convertible debentures represent its maximum credit exposure.

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2023	2022

Cash and cash equivalents	$131,054	$50,915
Trade and other receivables	1,913	4,143
Restricted cash and investments	11,231	11,105
Investments-convertible debentures	15,565	—
	$159,763	$66,163

The Company limits cash and cash equivalents, and restricted cash and investments risk by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade receivables balance relates to its joint operations and joint venture partners who have established credit worthiness with the Company through past dealings. Based on its historical credit loss experience, the Company has recorded an allowance for credit loss of $nil on its normal course trade receivables as at December 31, 2023 and December 31, 2022.

The Company’s Mongolia Sale Receivable is accounted for at fair value and is assessed as having a fair value of $nil using Level 3 inputs.

(b)Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents and equity investments, its financial covenants, and its access to credit and capital markets, if required.

The maturities of the Company’s financial liabilities at December 31, 2023 are as follows:

	Within 1	1 to 5
(in thousands)	Year	Years

Accounts payable and accrued liabilities (note 11)	$10,822	$—
Debt obligations (note 15)	213	204
	$11,035	$204

(c)Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company predominantly operates in Canada and incurs the majority of its operating and capital costs in Canadian dollars.

As the prices of uranium are quoted in U.S. currency, fluctuations in the Canadian dollar relative to the U.S. dollar can significantly impact the valuation of the Company’s holdings of physical uranium from a Canadian dollar perspective.

The Company is also exposed to some foreign exchange risk on its net U.S dollar financial asset position, including cash and cash equivalents held in U.S. dollars.

At December 31, 2023, the Company’s net U.S dollar financial assets and uranium investments were $24,228,000 and $276,815,000, respectively, in CAD dollars. The impact of the U.S dollar strengthening or weakening (by 10%) on the value of the Company’s net U.S dollar-denominated assets is as follows:

	Dec. 31'2023	Sensitivity
	Foreign	Foreign	Change in
	Exchange	Exchange	net income
(in thousands except foreign exchange rates)	Rate	Rate	(loss)

Currency risk
CAD weakens	1.3226	1.1903	$30,081
CAD strengthens	1.3226	1.4549	$(30,081)

Currently, the Company does not have any programs or instruments in place to hedge this possible currency risk.

(d)Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings and on its assets through its investments in convertible debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The sensitivity analysis

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

below illustrates the impact of interest rate risk on the convertible debt instruments held by the Company at December 31, 2023:

Absolute change	Base	1% increase	1% decrease

Credit spread	20%	21%	19%
Convertible debentures fair value (in thousands)	$15,565	15,339	15,801

(e)Commodity Price Risk

The Company’s uranium holdings are directly tied to the spot price of uranium. At December 31, 2023, a 10% increase in the uranium spot price would have increased the value of the Company’s holdings of physical uranium by $27,681,500, while a 10% decrease would have decreased the value of the Company’s holdings of physical uranium by $27,681,500.

(f)Equity Price Risk

The Company is exposed to equity price risk on its investments in equity instruments of other publicly traded companies. At December 31, 2023, a 10% increase in the equity price should have increased the value of the Company’s holdings of equity instruments by $1,052,000, while a 10% decrease would have decreased the value of the Company’s holdings of equity instruments by $1,052,000. The Company is also exposed to equity price risk on its convertible debt instruments due to the underlying equity price of the invested company. The sensitivity analysis below illustrates the impact of equity price risk on the convertible debt instruments held by the Company at December 31, 2023:

Absolute change	Base	10% increase	10% decrease

Equity price	$0.40	0.44	0.36
Convertible debentures fair value (in thousands)	$15,565	16,307	14,562

Fair Value of Investments and Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●	Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. The fair value of financial instruments that do not trade in active markets have been valued using different valuation approaches. Warrants have been valued using the Black-Scholes pricing model. The convertible debentures have been valued using a valuation model based on the finite-difference method, which results in a pair of coupled partial differential equations that are solved simultaneously to calculate the value of the debt and embedded conversion option in a convertible bond. Inputs used for the valuation of the convertible debentures include: valuation dates, maturity date, risk-free rates, share prices of the bond issuer at valuation dates, equity volatility, stated interest rate, conversion price, redemption price, and the credit spreads. Significant unobservable inputs include a 20.05% credit spread that is based on the ICE BofA CCC & Lower US High Yield Index Option-Adjusted Spread and a volatility of 57% at December 31, 2023. The Company determines the valuation approaches for each type of financial instrument it holds in accordance with the most relevant measurement basis and re-assesses their relevancy during each reporting period.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, the variable interest rate associated with the instruments or the fixed interest rate of the instruments being similar to market rates.

During 2023 and 2022, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

The following table illustrates the classification of the Company’s financial assets and liabilities within the fair value hierarchy as at December 31, 2023 and December 31, 2022:

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2023	2022
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category B		$131,054	$50,915
Trade and other receivables	Category B		1,913	4,143
Investments
Equity instruments-shares	Category A	Level 1	10,390	8,022
Equity instruments-warrants	Category A	Level 2	127	87
Convertible Debentures	Category A	Level 3	15,565	—
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,259	3,133
Credit facility pledged assets	Category B		7,972	7,972
			$170,280	$74,272

Financial Liabilities:
Account payable and accrued liabilities	Category C		10,822	10,299
Debt obligations	Category C		417	576
			$11,239	$10,875
(1)	Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

Investments in uranium are categorized in Level 2. Investments in uranium are measured at fair value at each reporting period based on the month-end spot price for uranium published by UxC and converted to Canadian dollars using the period-end indicative foreign exchange rate.

24.COMMITMENTS AND CONTINGENCIES

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry a.s.

In November 2015, the Company sold all of its mining assets and operations located in Mongolia to Uranium Industry a.s (“UI”) pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. As consideration

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of up to USD$12,000,000.

On September 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mongolia Sale Receivable”). The original due date for payment of the Mongolia Sale Receivable by UI was November 16, 2016. This contingent consideration is accounted for at fair value. Upon the issuance of the mining license receivable, the fair value of the contingent consideration was increased from $nil to US$10,000,000 and upon the non-payment by UI the fair value was reduced back to $nil.

Under an extension agreement between UI and the Company, the payment due date of the Mongolia Sale Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, UI agreed to pay interest on the Mongolia Sale Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a USD$100,000 instalment amount towards the balance of the Mongolia Sale Receivable amount. The required payments were not made.

In February 2017, the Company served notice to UI that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and on December 12, 2017, the Company filed a Request for Arbitration between the Company and UI under the Arbitration Rules of the London Court of International Arbitration. The final award was rendered by an arbitration panel on July 27, 2020, with the panel finding in favour of Denison and ordering UI to pay the Company USD$10,000,000 plus interest at a rate of 5% per annum from November 16, 2016, plus certain legal and arbitration costs.

In January 2022, the Company executed a Repayment Agreement with UI (the “Repayment Agreement”). Under the terms of the Repayment Agreement, UI has agreed to make scheduled payments of the Arbitration Award, plus additional interest and fees, through a series of quarterly installments and annual milestone payments until December 31, 2025. The total amount due to Denison under the Repayment Agreement is approximately USD$16,000,000 inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. The Repayment Agreement includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the Arbitration Award while UI is in compliance with its obligations under the Repayment Agreement.

During the year ended December 31, 2023, the Company received US$3,100,000 from UI (December 31, 2022 - US$4,800,000), of which a portion relates to reimbursement of legal and other expenses incurred by Denison, resulting in the recognition of income of $4,097,000 (December 31, 2022 - $6,142,000) in the period. This contingent consideration continues to be recorded at fair value at each period end (December 31, 2023 and 2022- $nil).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2023, the Company had outstanding letters of credit of $23,964,000 for reclamation obligations which are collateralized by the Company’s 2024 Credit Facility (see note 15).

25.INTEREST IN OTHER ENTITIES

The significant subsidiaries, associates and joint arrangements of the Company at December 31, 2023 are listed below. The table also includes information related to key contractual arrangements associated with the Company’s mineral property interests that comprise 91.0% of the December 31, 2023 carrying value of its Mineral Property assets (see note 10).

		December	December	Fiscal
	Place	31, 2023	31, 2022	2023
	Of	Ownership	Ownership	Participating		Accounting
	Business	Interest (1)	Interest (1)	Interest (2)		Method
Subsidiaries
Denison Mines Inc.	Canada	100.00%	100.00%	N/A		Consolidation
Denison AB Holdings Corp.	Canada	100.00%	100.00%	N/A		Consolidation
Denison Waterbury Corp	Canada	100.00%	100.00%	N/A		Consolidation
9373721 Canada Inc.	Canada	100.00%	100.00%	N/A		Consolidation
Denison Mines (Bermuda) I Ltd	Bermuda	100.00%	100.00%	N/A		Consolidation

Joint Operations
Waterbury Lake Uranium Corp(3)	Canada	60.00%	60.00%	100%		Voting Share (4)
Waterbury Lake Uranium LP(3)	Canada	69.35%	67.41%	100%		Voting Share (4)

Joint Venture
JCU	Canada	50.00%	50.00%	50.00%		Equity(5)

Key Contractual Arrangements
Wheeler River Joint Venture	Canada	90.00%	90.00%	90.00	%(5)	Denison Share(4)
Midwest Joint Venture	Canada	25.17%	25.17%	25.17%		Denison Share(4)
Mann Lake Joint Venture	Canada	30.00%	30.00%	N/A	(6)	Denison Share(4)
Wolly Joint Venture	Canada	20.77%	20.77%	20.77%		Denison Share(4)
McClean Lake Joint Venture	Canada	22.50%	22.50%	22.50%		Denison Share(4)
(1)	Ownership Interest represents Denison’s percentage equity / voting interest in the entity or contractual arrangement.
(2)	Participating interest represents Denison’s percentage funding contribution to the particular joint operation or contractual arrangement. This percentage can differ from ownership interest in instances where other parties to the arrangement have carried interests, they are earning-in to the arrangement, or they are diluting their interest in the arrangement (provided the arrangement has dilution provisions therein).
(3)	WLUC and WLULP were acquired by Denison as part of the Fission Energy Corp. acquisition in April 2013. Denison uses its equity interest to account for its share of assets, liabilities, revenues and expenses for these joint operations. In 2023, Denison funded 100% of the activities in these joint operations pursuant to the terms of an agreement that allows it to approve spending for the WLULP without having the required 75% of the voting interest (see note 22).
(4)	Denison Share is where Denison accounts for its share of assets, liabilities, revenues and expenses in accordance with the specific terms within the contractual arrangement. This can be by using either its ownership interest (i.e. Voting Share) or its participating interest (i.e. Funding Share), depending on the arrangement terms. The Voting Share and Funding Share approaches produce the same accounting result when the Company’s ownership interest and participating interests are equal.
(5)	Denison indirectly owns an additional 5% ownership interest through its joint venture in JCU, which is accounted for using the equity method and is thus not reflected here as part of its participating share in the WRJV.
(6)	The participating interest for 2023 for this arrangement is shown as Not Applicable as there was no approved spending program carried out during fiscal 2023.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

26.SUBSEQUENT EVENTS

Sale of Uranium

In January 2024, Denison finalized an agreement to sell 100,000 pounds of U3O8 at a price of US$100.00 per pound for delivery in April 2024.

Earn-In Agreement with Grounded Lithium Corp.

In January 2024, Denison entered into an agreement with Grounded Lithium Corp. (“Grounded Lithium”) with respect to the Kindersley Lithium Project (“KLP”) in Saskatchewan. The agreement includes a series of earn-in options, with each earn-in option being comprised of a cash payment to Grounded Lithium as well as dedicated expenditures to advance KLP. Should Denison complete all three earn-in options, it will have made cumulative cash payments to Grounded Lithium of $3.2 million and have funded $12.0 million in project expenditures and will have earned a 75% working interest in the KLP. Upon funding the total amounts of each earn-in option phase, Denison has the right to either exercise the earn-in option and acquire the working interest associated with that phase or move on to the ensuing option phase. The agreement terminates on the earliest of: (i) Denison electing to acquire its working interest and convert to a formal joint venture, (ii) June 30, 2028, or (iii) a date as otherwise agreed between the parties.

Acquisition of MaxPERF Tool Systems

In February 2024, the Company announced its acquisition of fixed and mobile MaxPERF Tool Systems from Penetrators Canada Inc. (“Penetrators”). The MaxPERF Tool Systems have been successfully deployed several times as a method of permeability enhancement in In-Situ Recovery (“ISR”) field studies conducted on the Company’s potential ISR mining projects, including at the Phoenix deposit. Penetrators has also agreed to work exclusively with Denison for a 10-year period with respect to the use of the MaxPERF Tool Systems for uranium mining applications, and related services, in Saskatchewan.